# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Odyssey Marine Exploration, Inc., CIK 0000798528
CUSIP: 676118201
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 205 S. HOOVER BLVD., SUITE 210, TAMPA, Florida (FL), 33609
Date of event which requires filing of this statement: 04/25/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-25-000234
Filed by CIK 0002050652

## Reporting persons
- Capital Latinoamericano, S.A. de C.V.: type of reporting person: corporation (CO); citizenship or place of organization: Mexico (O5); sole voting power 3,931,466; shared voting power 0; sole dispositive power 3,931,466; shared dispositive power 0; aggregate amount beneficially owned 3,931,466 (11.64% of the class)
- Promotora de Inversiones Caplat Espana, S.L.: type of reporting person: corporation (CO); citizenship or place of organization: Spain (U3); sole voting power 3,931,466; shared voting power 0; sole dispositive power 3,931,466; shared dispositive power 0; aggregate amount beneficially owned 3,931,466 (11.64% of the class)
- Juan Antonio Carlos Cortina Gallardo: type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); sole voting power 3,931,466; shared voting power 0; sole dispositive power 3,931,466; shared dispositive power 0; aggregate amount beneficially owned 3,931,466 (11.64% of the class)

## Item 1. Issuer
Name of issuer: Odyssey Marine Exploration, Inc.
Address of issuer's principal executive offices: 205 S. HOOVER BLVD. SUITE 210 TAMPA, Florida, 33609

## Item 2. Person Filing
Name of person filing:
Capital Latinoamericano S.A. de C.V. ("Cap Lat")

Promotora de Inversiones Caplat Espana, S.L. ("Cap Lat ES"), a wholly-owned subsidiary of Capital Latinoamericano, S.A. de C.V.

Juan Antonio Carlos Cortina Gallardo, as sole manager and shareholder of Capital Latinoamericano S.A. de C.V.
Address of principal business office or, if none, residence:
The address for the principal business office of Capital Latinoamericano S.A. de C.V. is:
Monte Caucaso 915-6
Lomas de Chapultepec
Mexico City 11000

The address for the principal business office of Promotora de Inversiones CapLat Espana, SL is:
Avenida Diagonal 131
Barcelona, 08018, Espana

The address for the principal business office of Juan Antonio Carlos Cortina Gallardo is:
Monte Caucaso 915-4
Lomas de Chapultepec
Mexico City 11000
Citizenship:
Capital Latinoamericano, S.A. de C.V., a Mexican Foreign Corporation
Promotora de Inversiones Caplat Espana, S.L., a Spain Foreign Corporation
Juan Antonio Carlos Cortina Gallardo, Citizen of Mexico

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Amount beneficially owned: 3,931,466 shares of Common Stock

On December 23, 2024, the Issuer entered into a securities purchase agreement (the "Purchase Agreement") with Cap Lat and the other parties named therein. The shares of Common Stock reported in Item 4 include (i) the shares issued to Cap Lat pursuant to the Purchase Agreement and (ii) the shares issued or issuable to Cap Lat pursuant to a right to purchase additional shares under the Purchase Agreement that became exercisable on April 25, 2025. On July 25, 2025, Cap Lat assigned its remaining right to purchase shares under the Purchase Agreement to Cap Lat ES, and on July 29. 2025, Cap Lat contributed 1,991,998 shares of Common Stock to Cap Lat ES. On July 31, 2025, Cap Lat ES purchased additional shares pursuant to the right to purchase shares under the Purchase Agreement.

As of July 31, 2025, all of the shares are held by Cap Lat ES and owned beneficially by Cap Lat. Cap Lat ES. is wholly-owned subsidiary of Cap Lat. Juan Antonio Carlos Cortina Gallardo may be deemed to possess voting and dispositive power in his capacity as sole manager of and owner of a controlling interest in Cap Lat.
Percent of class:
11.64%

The percentage of class beneficially owned is based on 31,335,539 shares of Common Stock issued and outstanding as of May 7, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 12, 2025, plus 2,428,747 shares of Common Stock issued to the Reporting Persons pursuant to the right to purchase under the Purchase Agreement.
Sole power to vote or to direct the vote: 3,931,466 shares of Common Stock
Shared power to vote or to direct the vote: 0 shares of Common Stock
Sole power to dispose or to direct the disposition: 3,931,466 shares of Common Stock
Shared power to dispose or to direct the disposition: 0 shares of Common Stock

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

## Signatures
- Capital Latinoamericano, S.A. de C.V.: /s/ Juan Antonio Carlos Cortina Gallardo, Juan Antonio Carlos Cortina Gallardo, Sole Manager of Capital Latinoamericano, S.A. de C.V. (07/31/2025)
- Promotora de Inversiones Caplat Espana, S.L.: /s/ Carlos Gabriel Orozco Alatorre, Carlos Gabriel Orozco Alatorre, Legal Representative of Promotora de Inversiones Caplat Espana, S.L. (07/31/2025)
- Juan Antonio Carlos Cortina Gallardo: /s/ Juan Antonio Carlos Cortina Gallardo, Juan Antonio Carlos Cortina Gallardo (07/31/2025)